UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                                 Telescan, Inc.
--------------------------------------------------------------------------------
                       (Name of Issuer)

Common Stock, $.01 Par Value                                      879516102
--------------------------------------------------------------------------------
     (Title of Class of Securities)                            (CUSIP Number)


      Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long
             Ridge Road, Stamford, Connecticut 06927 (203) 357-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 August 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                    PAGE      2       OF       10       PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GE CAPITAL EQUITY INVESTMENTS, INC.                         06-1268495
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,331,348
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                0
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,165,674
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,331,348
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          14.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                 PAGE       3        OF        10       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY, INC.                         14-1682529
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,331,348
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                1,165,674
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,331,348
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          14.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                 PAGE       4       OF        10       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL BROADCASTING COMPANY HOLDING, INC.           13-3448662
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL
          BROADCASTING COMPANY HOLDING, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102              PAGE       5       OF        10       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC CAPITAL CORPORATION                        13-1500700
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,331,348
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                1,165,674
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,331,348
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          14.2%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102                PAGE       6       OF        10       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC CAPITAL SERVICES, INC.                     06-1109503
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          DELAWARE
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC CAPITAL SERVICES, INC.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------

CUSIP No. 879516102           PAGE       7       OF        10       PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GENERAL ELECTRIC COMPANY                                    14-0689340
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                         (a) [ ]

                                                                         (b) [X]
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*


          NOT APPLICABLE
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          NEW YORK
--------- ----------------------------------------------------------------------
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER


      NUMBER OF                 DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   -0-
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH
                                DISCLAIMED (SEE 11 BELOW)
                        ------- ------------------------------------------------
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER


                                -0-
----------------------- ------- ------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC COMPANY.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          NOT APPLICABLE (SEE 11 ABOVE)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*


          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 2

                                       TO

                                  SCHEDULE 13D

         This Amendment No.2 (this "Amendment") amends the Schedule 13D filed on January 25, 1999, as amended by Amendment No.1 filed on July 25, 1999 (as so amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Telescan, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended by replacing Schedule B, which sets forth the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBCH, with the revised Schedule B attached hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 10, 1999, GECEI and the Company received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and in accordance with the Stock Purchase Agreement, on August 13, 1999, GECEI completed the purchase from the Company of 1,111,111 shares of Common Stock. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1. The source of funds used to purchase the Common Stock was the working capital of GECEI.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of August 11, 1999, GECEI, GE Capital and NBC beneficially owned in the aggregate 2,331,348 shares of Common Stock of the Company, representing approximately 14.2% of the outstanding shares of Common Stock (based on 16,398,000 shares outstanding of the Company as reported in the Stock Purchase Agreement dated as of July 23, 1999 and after giving effect to the issuance of shares by the Company).

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that NBCH, GECS or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The response to Item 3 hereof is incorporated herein by reference.

         Pursuant to the Stock Purchase Agreement, at any time on or after January 23, 2000, GECEI and its permitted assigns have the right to require the Company to register for sale under the Securities Act of 1933, as amended, all or a portion of the shares of Common Stock issued to GECEI pursuant to the Purchase Agreement and the Stock Purchase Agreement. The Company has agreed to file and keep a registration statement effective for such sales for up to three years after the date of effectiveness of such registration statement.

         GECEI, GE Capital and NBC have entered into an oral arrangement with respect to the shares of Common Stock acquired under the Purchase Agreement and the Stock Purchase Agreement. Pursuant to the arrangement, GECEI, GE Capital and NBC have agreed, with respect to the shares of Common Stock acquired under the Purchase Agreement and the Stock Purchase Agreement, to share voting power with respect to all of such shares and to allocate sole dispositive power with respect to one-half of such shares to NBC. The dispositive power of the remaining one-half of such shares shall be shared between GECEI and GE Capital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement, dated as of July 23, 1999, between Telescan, Inc. and GE Capital Equity Investments, Inc., incorporated by reference to Exhibit 1 of Amendment No.1 to
                  Schedule 13D as filed on July 29, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY                                 Dated:  August 17, 1999


By: /s/ Michael E. Pralle
    Name:  Michael E. Pralle
    Title:   Attorney-in-Fact*


GE CAPITAL EQUITY INVESTMENTS, INC.


By: /s/ Michael E. Pralle
    Name: Michael E. Pralle
    Title:  President


GENERAL ELECTRIC CAPITAL CORPORATION


By: /s/ Michael E. Pralle
    Name: Michael E. Pralle
    Title:  Vice President


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By: /s/ Michael E. Pralle
    Name: Michael E. Pralle
    Title:  Attorney-in-Fact*


NATIONAL BROADCASTING COMPANY, INC.


By: /s/ Mark Begor
    Name:  Mark Begor
    Title:  Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By: /s/ Mark Begor
    Name:  Mark Begor
    Title:  Vice President


*Power of attorney incorporated by reference to initial Schedule 13D filed on January 25, 1999.

                          SCHEDULE B TO SCHEDULE 13D/A

              Filed by National Broadcasting Company Holding, Inc.

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS


                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------

DIRECTORS

S.S. Cathcart              222 Wisconsin Avenue               Retired Chairman,
                           Suite 103                          Illinois Tool Works
                           Lake Forest, IL 60045

Andrea Jung                Avon Products, Inc.                President and Chief
                           1345 Avenue of the Americas        Operating Officer,
                           New York, NY  10105                Avon Products, Inc.

G.G. Michelson             Federated Department Stores        Former Member of the
                           151 West 34th Street               Board of Directors,
                           New York, NY 10001                 Federated Department
                                                              Stores

E. F. Murphy               General Electric Company           Vice Chairman of the
                           3135 Easton Turnpike               Board and Executive
                           Fairfield, CT 06431                Officer, General Electric
Company

S. Nunn                    King & Spalding                    Partner, King & Spalding
                           191 Peachtree Street, N.E.
                           Atlanta, Georgia 30303

J.D. Opie                  General Electric Company           Vice Chairman of the
                           3135 Easton Turnpike               Board and Executive
                           Fairfield, CT 06431                Officer, General Electric
Company

R.S. Penske                Penske Corporation                 Chairman of the Board
                           13400 Outer Drive, West            and President, Penske
                           Detroit, MI 48239-4001             Corporation

F.H.T. Rhodes              Cornell University                 President Emeritus
                           3104 Snee Building                 Cornell University
                           Ithaca, NY 14853




A.C. Sigler                Champion International             Retired Chairman of the
                            Corporation                       Board and CEO
                           1 Champion Plaza                   and former Director,
                           Stamford, CT 06921                 Champion International
                                                              Corporation

D.A. Warner III            J. P. Morgan & Co., Inc.           Chairman of the Board,
                           & Morgan Guaranty Trust Co.        President, and Chief
                           60 Wall Street                     Executive Officer,
                           New York, NY 10260                 J.P. Morgan & Co.
                                                              Incorporated and Morgan
                                                              Guaranty Trust Company

J.F. Welch, Jr.            General Electric Company           Chairman of the Board
                           3135 Easton Turnpike               and Chief Executive
                           Fairfield, CT 06431                Officer, General Electric
                                                              Company

EXECUTIVE OFFICERS

Robert C. Wright           National Broadcasting              Chief Executive
                           Company, Inc.                      Officer & President
                           30 Rockefeller Plaza
                           New York, NY 10112

Mark W. Begor              National Broadcasting              Vice President
                           Company, Inc.
                           30 Rockefeller Plaza
                           New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.